UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number 1-9247
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CA Savings Harvest Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CA, Inc., One CA Plaza, Islandia, New York 11749

Report of Independent Registered Public Accounting Firm
CA Savings Harvest Plan Committee
CA Savings Harvest Plan:
We have audited the accompanying statements of net assets available for benefits of CA Savings Harvest Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the plan years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the plan years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
June 22, 2011

CA SAVINGS HARVEST PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value
Mutual funds	$878,592,474	$800,432,567
Common collective trusts	113,649,862	81,244,054
ESOP Stock Fund	151,552,170	132,291,194

Total investments, at fair value	1,143,794,506	1,013,967,815
Receivables:
Employer contributions	13,039,801	24,919,189
Participant contributions	35,072	39,823
Notes receivable from participants	16,449,347	15,954,013

Total receivables	29,524,220	40,913,025

Total assets	1,173,318,726	1,054,880,840
Liabilities:
Administrative fees payable	410,478	166,543

Net assets available for benefits	$1,172,908,248	$1,054,714,297

See accompanying notes to financial statements.

CA SAVINGS HARVEST PLAN
Statements of Changes in Net Assets Available for Benefits
Plan Years ended December 31, 2010 and 2009

	2010	2009
Additions to net assets available for benefits:
Investment income:
Net appreciation in fair value of investments	$102,849,676	$219,379,604
Dividend income	16,174,999	11,232,283

Total investment income	119,024,675	230,611,887
Interest income on notes receivable from participants	820,241	711,803
Contributions:
Participants	71,858,353	51,150,097
Employer	26,247,091	35,461,192

Total contributions	98,105,444	86,611,289
ERISA Account	392,052	238,336

Total additions	218,342,412	318,173,315
Deductions from net assets available for benefits:
Participant withdrawals and benefit payments	99,052,197	43,575,181
Administrative expenses	1,096,264	627,772

Total deductions	100,148,461	44,202,953

Net increase in net assets available for benefits	118,193,951	273,970,362
Net assets available for benefits at beginning of year	1,054,714,297	780,743,935

Net assets available for benefits at end of year	$1,172,908,248	$1,054,714,297

See accompanying notes to financial statements.

CA SAVINGS HARVEST PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(1) Description of the Plan
The following description of the CA Savings Harvest Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
     (a) General
The Plan is a defined contribution plan covering all eligible salaried U.S. employees of CA, Inc. (the Company). The fiscal year end of the plan was March 30 through March 30, 2009, and thereafter is December 31. The period from March 31, 2009 to December 31, 2009 is referred to herein as the plan year ended December 31, 2009. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan Administrator is the CA Savings Harvest Plan Committee. The Plan Sponsor is CA, Inc. The trustee of the Plan is Fidelity Management Trust Company (the Trustee). The Plan was originally adopted effective April 1, 1985.
     (b) Eligibility
Employees are eligible to participate in the Plan with respect to pre-tax and after-tax contributions effective on their hire date. Eligibility with respect to employer matching and employer discretionary contributions occurs in the month following completion of one full year of service.
     (c) Contributions
Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 20%. Each participant may change this election at any time.
To comply with the applicable Internal Revenue Code (IRC) provision, pre-tax contributions elected by any participant may not exceed $16,500 for the calendar years ended December 31, 2010 and 2009. The Plan also allows participants age 50 and over to make an extra “catch-up” contribution on a pre-tax basis, which may not exceed $5,500 for the calendar years ended December 31, 2010 and 2009. Participants may also contribute on an after-tax basis up to the Internal Revenue Service (IRS) limits. The Plan also contains a non-leveraged employee stock ownership plan (ESOP) feature. The ESOP Stock Fund consists of the common stock of the Company.
For eligible participants, the Company makes a matching contribution to the Plan on behalf of each participant equal to 50% of such participant’s contribution up to a maximum of 2.5% of the participant’s base compensation (contributions are subject to certain IRC limitations). The matching contributions are allocated in the same manner as participant contributions. The total matching contribution for the plan year ended December 31, 2010 was $14,610,260 of which $1,398,982 was funded from plan forfeitures. The total matching contribution for the plan year ended December 31, 2009 was $10,747,420, of which $497,507 was funded from plan forfeitures.
In addition to its matching contribution, the Company may make a discretionary contribution to the Plan on behalf of eligible participants in an amount that the Compensation and Human Resources Committee of the Board of Directors may, in its sole discretion, determine. The discretionary contribution for the plan year ended December 31, 2010 was $13,035,813, which was paid in the form of 575,532 shares of common stock of the Company. The discretionary contribution is allocated to each eligible participant who is an employee of the Company on December 31 of that year, generally in the same ratio that the participant’s base compensation for the plan year bears to the base compensation of all participants for such plan year. The discretionary contribution for the plan year ended December 31, 2010 was allocated directly to the ESOP Stock Fund and funded into each participant’s account on May 25, 2011. Subsequent to this initial allocation, the participants of the Plan have the ability to re-direct these investments into the other investment options. The discretionary contribution for the plan year ended December 31, 2009 was $24,912,819, which was paid in the form of 1,265,895 shares of common stock of the Company.

(d)	Vesting

Participants are immediately vested in their elective contributions. The matching and discretionary contributions made by the Company and earnings thereon vest as follows as of March 31, 2008 and thereafter:

Percent vested	After years of service
0%	Less than 1
33%	1
66%	2
100%	3
Participants are 100% vested in their matching and discretionary contributions upon the completion of three years of service, with respect to contributions made after March 31, 2008. In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age, or upon termination of the Plan.
Prior to March 31, 2008, matching and discretionary contributions vested according to one of the following two vesting schedules:

	Percent vested with respect to portion of
Percent vested with respect to portion of	account attributable to matching and
account attributable to matching and	discretionary contributions made for Plan
discretionary contributions made for Plan	years beginning on or after March 31,
years ending prior to March 31, 2002	2002 and prior to March 31, 2008	After years of service
0%	0%	Less than 1
0%	0%	1
0%	20%	2
20%	40%	3
40%	60%	4
60%	80%	5
80%	100%	6
100%	100%	7
(e)	Participant Accounts

A separate account is established and maintained in the name of each participant and reflects the participant’s balance invested therein. Such balance includes contributions, earnings and losses, and if applicable, expenses, allocated to each participant’s account. Allocation of earnings, losses, and expenses is based upon the percentage investment that each participant’s account balance bears to the total of all participant account balances.

(f)	Investment Options

The assets of the Plan are held in custody by the Trustee. As of December 31, 2010, participants were able to invest in any of the following investment fund options or any combination of these options:

Mutual Funds

Fidelity Institutional Money Market Portfolio — invests in the highest-quality U.S. dollar denominated money market securities of domestic and foreign issuers, U.S. Government securities, and repurchase agreements.

PIMCO Total Return Institutional Fund — invests in all types of bonds, including U.S. Government, corporate, mortgage and foreign and maintains an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years) while also investing in shorter or longer maturity bonds.

Fidelity Puritan Fund — invests approximately 60% of its assets in stocks and other equity securities and the remainder in bonds and other debt securities.

Dodge and Cox Stock Fund — invests at least 80% of its assets in a broadly diversified portfolio of common stocks.

Vanguard Institutional Index Fund — employing ‘passive management’, this fund invests substantially all of its assets in the common stocks that make up the Standard and Poor’s 500 Index.

Vanguard Inflation Protected Securities Fund — invests at least 80% of assets in inflation-indexed bonds issued by the U.S. government in order to provide inflation protection and income consistent with investment in inflation-indexed securities.

American Funds Growth Fund of America R5— invests primarily in common stocks.

Artisan Mid Cap Fund — invests primarily in a diversified portfolio of stocks of mid-sized U.S. Companies that the investment manager identifies as well positioned for long term growth, reasonably priced by the market and at the early stage in their profit cycle.

Fidelity Low Priced Stock Fund — invests at least 80% of its assets in what the investment manager believes to be low-priced stocks.

Fidelity Contra Fund —invests in securities of domestic and foreign issuers whose value the fund’s manager believes is not fully recognized by the public. The fund may invest in ‘growth’ or ‘value’ stocks, or both.

Fidelity Small Cap Stock Fund — invests at least 80% of its assets in common stocks of companies with small market capitalizations.

Artisan Mid Cap Value Fund — invests primarily in a diversified portfolio of stocks of medium sized U.S. companies that Artisan believes are undervalued, in a solid financial condition and provide a controlled level of risk.

Fidelity Diversified International Fund —primarily invests in common stocks of foreign securities.

American Beacon Small Cap Value Fund — invests at least 80% of its assets in equity securities of U.S. companies with market capitalization of $3.0 billion or less at the time of investment.

Stock

ESOP Stock Fund — invests solely in the common stock of the Company.

Common Collective Trust Funds

Pyramis Large Cap Core Commingled Pool — a unitized fund option that invests in securities that have sustainable competitive advantages in their respective industries or in market leaders expected to sustain strong earnings growth in their respective markets.

Pyramis Index Lifecycle Commingled Pools (2000, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050) — these are not mutual funds; they are asset allocation commingled pools of the Pyramis Group Trust for Employee Benefit Plans that are managed by Pyramis Global Advisors Trust Company (PGTAC). They seek total return until the Pool’s target retirement year. They invest in a diversified portfolio of equity index, fixed income index and / or short term products.

Of the investment options listed above, the Fidelity ContraFund replaced the Fidelity Magellan Fund on August 3, 2009, and the Vanguard Inflation Protected Securities Fund was added as an option on January 15, 2010.

Participants may direct contributions or transfer their current investment balances between funds on a daily basis.

(g)	Withdrawals and Payment of Benefits

The Plan provides for benefit distributions to plan participants or their beneficiaries upon the participant’s retirement, termination of employment, total disability or death. Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship withdrawal criteria in the Plan.

(h)	Notes Receivable from Participants

Participants may take a loan from their vested account balance for any reason. The minimum loan amount is $1,000 and the maximum amount that can be borrowed is 50% of a participant’s vested account balance up to $50,000 and reduced by the highest outstanding loan balance of the participant in the 12-month period prior to taking the loan.

If a participant does not repay his/her outstanding loan balance at the time (s)he elects a distribution of his/her vested account balance or if a participant misses any loan payments and does not make up the missed payments in full (including accrued interest) within a 30-day period (which will be provided in writing from the Trustee), the amount of the participant’s outstanding loan will be defaulted and reported to the IRS as a taxable distribution. A 10% early distribution penalty may also apply.

Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid balance or any portion thereof from any payment or distribution to which the participant or his/her beneficiaries may be entitled. Interest rates on loans are fixed based on the prevailing market rate (prime rate plus 1%) when the application for the loan is submitted. The interest rate on plan loans originated during the plan year ended December 31, 2010 was 4.25%. All loans are being repaid in equal semimonthly installments, generally through payroll deductions and extend from periods of one to five years. Certain loans that were transferred from other plans had terms in excess of five years as they were for purchases of principal residences. Loans outstanding as of December 31, 2010 and 2009 bore interest ranging from 4.25% to 9.75%, and the terms range from 1 to 20 years. Participant loan fees, which are included in administrative expenses on the accompanying statements of changes in net assets available for benefits, are borne by the participant and amounted to $38,511 and $26,787 for the plan years ended December 31, 2010 and 2009, respectively.

(i)	Administrative Expenses

Administrative expenses consist of participant fees, including loan fees, and costs of recordkeeping and administration. Trustee fees and other administrative and record keeping expenses charged to the Plan by Fidelity Investments Institutional Operations Company (FIIOC) are initially paid by the ERISA Account (described below) on a quarterly basis. This process is automatic, therefore each quarterly invoice reflects a total amount due and a balance due after the ERISA Account credit has been applied. The balance of the quarterly invoice is paid out of the Plan’s forfeiture account. If at any time the amount available in the forfeiture account does not cover the remaining fees, the Company would then be responsible for payment.

(j)	Forfeited Accounts

When participants leave the Company, the unvested portion of their Employer Contribution Account (matching and discretionary) will be forfeited as of the earlier of the date they receive a distribution of their vested account or the date they have five consecutive one year breaks-in-service. At December 31, 2010 and 2009, forfeited non-vested accounts totaled $487,557 and $758,181, respectively, and are available to fund future company contributions and to pay administrative expenses of the Plan as noted above.

(k)	ERISA Account

In 2009, the Trustee and the Plan entered into a revenue sharing arrangement whereby a portion of the revenue earned by the Trustee from certain funds is passed through to the Plan for payment of permitted plan expenses. In order for the Plan to receive credits as a result of this revenue sharing arrangement, and to use this credit to pay plan expenses, the Company created the ERISA Account under the Plan. The ERISA Account is a cash account within the Plan, similar in design to forfeiture accounts, and is used to record keep the redistribution of plan-generated fund revenue and expenses that exceed the costs associated with plan administration.

When the plan investments pay out revenue-sharing above the current quarter’s plan administration fees, the amount exceeding the current quarter’s fee is deposited in the ERISA Account, and is available for payment of future plan expenses. The ERISA Account balance was $0 at December 31, 2010 and December 31, 2009. As described above, the balance in the ERISA Account automatically offsets the total fees charged to the Plan by FIIOC on a quarterly basis. Since the total of all the ERISA Account credits during the plan years ending December 31, 2010 and 2009 did not equal or exceed the Plan’s total expenses for each of these years, the ERISA Account balance was $0 at the end of both periods.

(l)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts.
(2)	Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles(GAAP). The more significant accounting policies followed by the Plan are as follows:

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual method of accounting.

(b)	New Accounting Pronouncements

On March 31, 2009 the Plan adopted the provisions of Accounting Standards Codification (ASC) 820, Investments in Certain Entities That Calculate Net Assets Value per Share (or Its Equivalent) for common collective trusts that do not have readily determinable fair values. This guidance allows for the estimation of the fair value of investments in investment companies for which the investment does not have a readily determinable fair value using net asset value (NAV) per share or its equivalent, as reported by the investment managers.

Most investments classified in Level 2 consists of shares or units in investment funds as opposed to direct interests in the funds’ underlying holdings, which may be marketable. Because the NAV reported by each fund is used as a practical expedient to estimate fair value of the Plan’s interest therein, its classification in Level 2 is based on the Plan’s ability to redeem its interest at or near December 31, 2010 and 2009. If the interest can be redeemed in the near term, the investment is classified as Level 2. The classification of investments in the fair value hierarchy is not necessarily an indication of the risks, liquidity, or degree of difficulty in estimating the fair value of each investment’s underlying assets and liabilities.

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010- 06) which includes new disclosure requirements related to fair value measurements, including transfers in and out of Levels 1 and 2 and information about purchases, sales, issuances and settlements for Level 3 fair value measurements. This update also clarifies existing disclosure requirements relating to levels of disaggregation and disclosures of inputs and valuation techniques. The new disclosures are required in interim and annual reporting periods beginning after December 15, 2009, except the disclosures relating to Level 3 activity which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Plan has adopted the disclosure requirements effective for the current year, and the Plan Sponsor believes the disclosure requirements effective for the year ending December 31, 2011 will not have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal and to be classified as notes receivable from participants. Previously, loans were classified as investments. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009. The adoption of these requirements did not have any impact on previously reported amount of net assets or on changes in net assets.

(c)	Investments Valuation and Income Recognition

Investments in mutual funds and the ESOP Stock Fund are stated at fair value based upon quoted prices in published sources. Common collective trusts are stated at fair value based on the NAV of the publicly traded stocks and mutual funds that make up the pooled investments. They are valued independently by the investment managers; however, the daily prices are not published in public sources similar to mutual funds. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend (or reinvestment) date and interest is recorded when earned.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Fair value of notes receivable approximates their cost at year end. Delinquent participant notes are reclassified as distributions based upon the terms of the plan document.

(e)	Payments of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(f)	Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. At December 31, 2010 and 2009 approximately 12.92% and 12.54% respectively, of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the common stock of the Company is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

(g)	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.
(3)	Investments

The following individual investments exceeded 5% of the Plan’s net assets available for benefits at December 31, 2010 and 2009:

	December 31, 2010	December 31, 2009
Mutual funds, at fair value:
Fidelity Contra Fund	$77,034,034	$63,521,029
Fidelity Institutional Money Market Portfolio	185,425,054	193,540,796
Fidelity Puritan Fund	72,571,336	68,013,052
PIMCO Total Return Institutional Fund	93,510,126	81,849,999
Dodge and Cox Stock Fund	66,496,007	62,436,866
Fidelity Diversified International Fund	105,866,962	104,433,813
Vanguard Institutional Index Fund	71,096,148	66,783,449
Artisan Mid Cap Fund	60,574,874	*
ESOP Stock Fund, at fair value	151,552,170	132,291,194

*	Investment did not exceed 5% of the Plan’s net assets as of this date.
During the plan years ended December 31, 2010 and 2009, the Plan’s investments appreciated in value (including investments bought, sold, and held during the year) as follows:

	December 31, 2010	December 31, 2009
Mutual funds	$74,113,112	$167,051,772
Common collective trusts	13,378,514	19,871,032
ESOP Stock Fund	15,358,050	32,456,800

	$102,849,676	$219,379,604

Fair Value Measurements:
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value measured on a recurring basis as of December 31, 2010 and 2009:

	December, 31, 2010
	Level 1	Level 2	Level 3	Total

Common stock
ESOP Stock Fund	151,552,170	—	—	151,552,170
Mutual funds
Large cap	252,255,768	—	—	252,255,768
Mid cap	113,965,066	—	—	113,965,066
Small cap	48,978,341	—	—	48,978,341
Balanced	72,571,336	—	—	72,571,336
Fixed income	99,529,947	—	—	99,529,947
Money market	185,425,054	—	—	185,425,054
International	105,866,962	—	—	105,866,962
Common collective trusts
Large cap	—	40,779,220	—	40,779,220
Balanced	—	72,870,642	—	72,870,642

	1,030,144,644	113,649,862	—	1,143,794,506

	December, 31, 2009
	Level 1	Level 2	Level 3	Total

Common stock
ESOP Stock Fund	132,291,194	—	—	132,291,194
Mutual funds
Large cap	227,903,063	—	—	227,903,063
Mid cap	89,116,704	—	—	89,116,704
Small cap	35,575,140	—	—	35,575,140
Balanced	68,013,052	—	—	68,013,052
Fixed income	81,849,999	—	—	81,849,999
Money market	193,540,796	—	—	193,540,796
International	104,433,813	—	—	104,433,813
Common collective trusts
Large cap	—	37,091,676	—	37,091,676
Balanced	—	44,152,378	—	44,152,378

	932,723,761	81,244,054	—	1,013,967,815

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (at exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The three levels of the fair value hierarchy are as follows:
Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2: Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Pricing models whose inputs (other than quoted prices) are observable for the asset or liability;

•	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2010 and 2009:
Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds: Valued at quoted prices reported on the active market on which the securities are traded.
Common Collective Trusts: Valued at the NAV of shares held by the Plan at year end. There are no restrictions as to the redemption of these common collective trusts nor does the Plan have any contractual obligations to further invest in any of the individual common collective trusts.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
(4)	Related-Party Transactions

Certain plan investments are shares of mutual funds managed by FIIOC, an affiliate of Fidelity Management Trust Company (FMTC). Certain other plan investments are units of common collective trusts managed by Pyramis Global Advisors Trust Company (PGATC), a wholly owned subsidiary of FMTC. Investment management fees and costs of administering the mutual funds and collective trusts are paid to FIIOC from the mutual funds and to PGATC from the collective trusts and are reflected in the net appreciation/depreciation of the mutual funds and collective trusts. As Trustee, FMTC is a party-in-interest with respect to the Plan. Fees paid by the Plan to FMTC were $951,083 and $515,273 for the plan years ended December 31, 2010 and 2009, respectively, and include participant fees and recordkeeping and administrative costs. Of the $951,083 paid to FMTC for the plan year ended December 31, 2010, $226,091 was paid from plan forfeitures, $129,983 was paid from participant accounts, and $595,009 was paid from the ERISA Account (see note (1)(k) for a description of the ERISA Account). Of the $515,273 paid to FMTC for the plan year ended December 31, 2009, $173,573 was paid from plan forfeitures, $103,364 was paid from participant accounts and $238,336 was paid from the ERISA Account. The Plan also holds shares of common stock of the Plan Sponsor, a party-in-interest with respect to the Plan. All transactions with the Trustee and the Plan Sponsor are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

(5)	Tax Status

The IRS has determined and informed the Company in a letter dated March 12, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan was restated effective March 31, 2009. In January of 2010, an Application for Determination of Employee Benefit Plan and an Application for Determination of Employee Stock Ownership Plan (Forms 5300 and 5309, respectively) were submitted to the IRS. Although a response has not been received, the Plan committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in material compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize (or derecognize) a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and had concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition (or derecognition) of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to tax examinations for years prior to the plan year ended March 30, 2008.

(6)	Litigation

The Company records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Claims and proceedings are reviewed at least quarterly and provisions are taken or adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to a particular matter.

In April 2010, a lawsuit captioned Stragent, LLC et ano. v. Amazon.com, Inc., et al. was filed in the United States District Court for the Eastern District of Texas against the Company and five other defendants. The complaint alleges, among other things, that Company technology infringes a patent assigned to plaintiff SeeSaw Foundation and licensed to plaintiff Stragent LLC, entitled “Method of Providing Data Dictionary-Driven Web-Based Database Applications,” U.S. Patent No. 6,832,226. The complaint seeks monetary damages and interest in an undisclosed amount, and costs, based upon plaintiffs’ patent infringement claims. In May 2010, the Company filed an answer and counterclaims that, among other things, dispute the plaintiffs’ claims and seek a declaratory judgment that the Company does not infringe the patent-in-suit and that the patent is invalid. In May 2011, the parties entered into a settlement agreement, the terms of which are confidential but that is not material to the Company. The case against the Company was dismissed with prejudice in its entirety in June 2011.

In September 2010, a lawsuit captioned Uniloc USA, Inc. et ano. v. National Instruments Corp., et al. was filed in the United States District Court for the Eastern District of Texas against the Company and 10 other defendants. The complaint alleges, among other things, that Company technology, including Internet Security Suite Plus 2010, infringes a patent licensed to plaintiff Uniloc USA, Inc., entitled “System for Software Registration,” U.S. Patent No. 5,490,216. The complaint seeks monetary damages and interest in an undisclosed amount, a temporary, preliminary and permanent injunction against alleged acts of infringement, and attorneys’ fees and costs, based upon the plaintiffs’ patent infringement claims. In November 2010, the Company filed an answer that, among other things, disputes the plaintiffs’ claims and seeks a declaratory judgment that the Company does not infringe the patent-in-suit and that the patent is invalid. To date, no discovery has commenced in this action. Although the timing and ultimate outcome cannot be determined, the Company believes that the plaintiffs’ claims are unfounded and that the Company has meritorious defenses.

Based on its experience, the Company believes that the damages amounts claimed in the aforementioned cases are not a meaningful indicator of the potential liability. Claims, suits, investigations and proceedings are inherently uncertain and it is not possible to predict the ultimate outcome of the aforementioned cases. Due to the nature and early stage of the Uniloc matter, the Company is unable to estimate a range of reasonably possible loss for this case.

The Company, various subsidiaries, and certain current and former officers have been named as defendants in various other lawsuits and claims arising in the normal course of business. The Company believes that it has meritorious defenses in connection with these other lawsuits and claims, and intends to vigorously contest each of them.

In the opinion of the Company’s management based upon information currently available to the Company, while the outcome of these other lawsuits and claims is uncertain, the likely results of these other lawsuits and claims against the Company, either individually or in the aggregate, are not expected to have a material adverse effect on the Company’s financial position, results of operations, or cash flows, although the effect could be material to the Company’s results of operations or cash flows for any interim reporting period.

The Company is obligated to indemnify its officers and directors under certain circumstances to the fullest extent permitted by Delaware law. As a part of that obligation, the Company has advanced and will continue to advance certain attorneys’ fees and expenses incurred by current and former officers and directors in various lawsuits and investigations.

(7)	Subsequent Events

Effective April 20, 2011, the Plan’s eligibility definition was amended to permit hourly employees to participate. Prior to this date, only salaried employees were eligible for the Plan.

Supplemental Schedule
CA SAVINGS HARVEST PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

	Identity of issuer,	Description of investment including
	borrower, lessor or	maturity date, rate of interest, collateral,			Current
	similar party	par, or maturity value	Cost		value
(a)	(b)	(c)	(d)		(e)

	Vanguard Institutional Index Fund	Mutual fund, 618,173.620 shares	*	*	$71,096,149
	Vanguard Inflation Protected Securities Fund	Mutual fund, 463,063.152 shares	*	*	6,019,821
	PIMCO Total Return Institutional Fund	Mutual fund, 8,618,444.793 shares	*	*	93,510,126
	Dodge and Cox Stock Fund	Mutual fund, 617,075.045 shares	*	*	66,496,007
	Artisan Mid Cap Fund	Mutual fund, 1,801,215.414 shares	*	*	60,574,874
	Artisan Mid Cap Value Fund	Mutual fund, 1,612,922.590 shares	*	*	32,387,485
	American Funds Growth of America R5	Mutual fund, 1,238,222.372 shares	*	*	37,629,578
	American Beacon Small Cap Value Fund	Mutual fund, 911,133.374 shares	*	*	18,131,554
*	Pyramis Institutional Large Cap Core Fund	Common collective trust, 4,231,515.589 units	*	*	40,779,220
*	Fidelity Puritan Fund	Mutual fund, 4,052,000.917 shares	*	*	72,571,336
*	Fidelity Contra Fund	Mutual fund, 1,137,369.468 shares	*	*	77,034,034
*	Fidelity Institutional Money Market Fund	Mutual fund, 185,425,053.660 shares	*	*	185,425,054
*	Fidelity Low Priced Stock Fund	Mutual fund, 547,230.510 shares	*	*	21,002,707
*	Fidelity Diversified International Fund	Mutual fund, 3,511,342.037 shares	*	*	105,866,962
*	Fidelity Small Cap Stock Fund	Mutual fund, 1,573,815.644 shares	*	*	30,846,787
*	Pyramis Index Lifecycle 2000 Commingled Pool	Common collective trust, 29,816.036 units	*	*	315,454
*	Pyramis Index Lifecycle 2005 Commingled Pool	Common collective trust, 23,331.564 units	*	*	244,515
*	Pyramis Index Lifecycle 2010 Commingled Pool	Common collective trust 184,102.990 units	*	*	1,945,969
*	Pyramis Index Lifecycle 2015 Commingled Pool	Common collective trust, 775,236.443 units	*	*	8,054,707
*	Pyramis Index Lifecycle 2020 Commingled Pool	Common collective trust, 980,832.937 units	*	*	9,818,138
*	Pyramis Index Lifecycle 2025 Commingled Pool	Common collective trust, 1,533,972.358 units	*	*	15,385,743
*	Pyramis Index Lifecycle 2030 Commingled Pool	Common collective trust, 1,366,509.954 units	*	*	13,036,505
*	Pyramis Index Lifecycle 2035 Commingled Pool	Common collective trust, 1,127,075.656 units	*	*	10,774,843
*	Pyramis Index Lifecycle 2040 Commingled Pool	Common collective trust, 848,813.799 units	*	*	8,004,314
*	Pyramis Index Lifecycle 2045 Commingled Pool	Common collective trust, 367,755.039 units	*	*	3,478,963
*	Pyramis Index Lifecycle 2050 Commingled Pool	Common collective trust, 192,917.047 units	*	*	1,811,491
*	CA, Inc.	Common Stock, 6,196,720.537 shares	*	*	151,552,170
*	Plan participants	1,670 Loans to participants with interest rates ranging from 4.25% to 9.75% and terms from 1 to 20 years	*	*	16,449,347

Total					$1,160,243,853

*	Party-in-interest as defined by ERISA

**	Cost information is not required for participant directed investments and therefore is not included
See accompanying report of independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CA SAVINGS HARVEST PLAN
By:	/s/ James H. Hodge
Senior Vice President and Treasurer

Date: June 22, 2011

EXHIBIT INDEX
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm